SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

DOCEBO INC.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

       25609L105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25609L105

1	Names of Reporting Persons

DANIEL KLASS

2	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See instructions)	(b) ☐

3	SEC Use Only

4	Citizenship or place of organization

CANADA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole voting power 3,194,383
	6	Shared voting power 0
	7	Sole dispositive power 3,194,383
	8	Shared dispositive power 0

9	Aggregate amount beneficially owned by each reporting person 3,194,383
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 9.81%*
12	Type of reporting person (See instructions) IN

* Based on 32,560,300 common shares issued and outstanding as of September 30, 2020, on an as adjusted basis after giving effect to the Corporation’s U.S. initial public offering (“IPO”), as disclosed in the Corporation’s prospectus supplement filed pursuant to General Instruction II.L. of Form F-10 (File No.333-251046), filed with the U.S. Securities and Exchange Commission (“SEC”) on January 22, 2021.

Item 1(a).	Name of Issuer:

Docebo Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

366 Adelaide St. West, Suite 701, Toronto, Ontario, Canada M5V 1R7

2(a).	Name of Person Filing:

Daniel Klass

2(b).	Address or principal business office or, if none, residence:

c/o Klass Capital Corporation, 2 Bloor Street West, Suite 3406, Toronto, Ontario, Canada M4W 3E2

2(c).	Citizenship:

Canada

2(d)	Title of class of securities:

Common Shares, No Par Value

2(e).	CUSIP No.:

The CUSIP number of the Common Shares is 25609L105.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)       Amount beneficially owned: 3,194,383 as of December 31, 2020

As of December 31, 2020, (i) 5,883 Common Shares were held by Daniel Klass directly and (ii) 3,188,500 Common Shares were held by Klass.com Subsidiary LLC, over which Daniel Klass has sole voting power. Daniel Klass beneficially owns all of these 3,194,383 Common Shares.

(b)       Percent of class: 9.81%

The percentage of beneficial ownership is calculated based on 32,560,300 Common Shares issued and outstanding as of September 30, 2020, on an as adjusted basis after giving effect to the Corporation’s U.S. IPO, as disclosed in the Corporation’s prospectus supplement filed pursuant to General Instruction II.L. of Form F-10 (File No.333-251046), filed with the SEC on January 22, 2021.

(c)        Number of shares as to which the person has:

(i)        Sole power to vote or to direct the vote: 3,194,383

(ii)        Shared power to vote or to direct the vote: 0

(iii)       Sole power to dispose or to direct the disposition of: 3,194,383

(iv)       Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit 1 to this statement on Schedule 13G.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2021

/s/ Daniel Klass
Daniel Klass

EXHIBIT 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY
Klass.com Subsidiary LLC	DELAWARE	CO